Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2018

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Third Quarter of Fiscal Year 2019 Highlights	2
3.	Operating Performance	3
4.	Fiscal 2020 Production and Cash Costs Guidance	12
5.	Investment in New Pacific Metals Corp. (“NUAG”)	13
6.	Third Quarter Fiscal 2019 Financial Results	14
7.	Liquidity and Capital Resources	17
8.	Financial Instruments and Related Risks	19
9.	Off-Balance Sheet Arrangements	21
10.	Transactions with Related Parties	21
11.	Alternative Performance (Non-IFRS) Measures	22
12.	Critical Accounting Policies and Estimates	30
13.	New Accounting Standards	31
14.	Other MD&A Requirements	32
15.	Outstanding Share Data	32
16.	Risks and Uncertainties	33
17.	Disclosure Controls and Procedures	36
18.	Changes in Internal Control over Financial Reporting	36
19.	Directors and Officers	37
Forward Looking Statements		37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2018 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2018, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2018, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2018. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations in section 11 of this MD&A. Figures may not add due to rounding.

This MD&A is prepared as of February 13, 2019 and expressed in thousands of U.S. dollars, except share per share, unit cost, and production data, or unless otherwise stated.

1. Core Business and Strategy

Silvercorp is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American Stock Exchange.

2. Third Quarter of Fiscal Year 2019 Highlights

  Ore mined up 3% to 260,278 tonnes compared to the prior year quarter;

  Sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, and 17.8 million pounds of lead, up 13%, 57%, and 13%, respectively, compared to the prior year quarter while zinc sold was 4.1 million pounds, down 36% compared to the prior year quarter.

  Ended the quarter with inventories of 4,211 tonnes of silver-lead concentrate (containing approximately 0.4 million ounces of silver and 4.4 million pounds of lead) and 3,079 tonnes of zinc concentrate (containing approximately 3.1 million pounds of zinc), up 13% and 415%, respectively, compared to September 30, 2018;

  Sales of $42.4 million, down 5% compared to $44.4 million in the prior year quarter;

  Gross profit margin of 46% compared to 52% in the prior year quarter, with the decrease mainly due to lower metal prices;

  Paid $1.7 million withholding tax at a rate of 10% for dividends distributed out of China to the Company, compared to $nil in the prior year quarter;

  Net income attributable to equity shareholders of $8.7 million, or $0.05 per share compared to $12.7 million, or $0.08 per share, in the prior year quarter;

  Cash flow from operations of $19.5 million, compared to $27.5 million in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $2.77 compared to negative $5.92 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $6.53, compared to $3.16 in the prior year quarter;

  Paid $2.1 million dividends to the Company’s shareholders; and

____________________
1 Non-IFRS measure. Please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Ended the quarter with $125.2 million in cash and cash equivalents and short-term investments, an increase of $1.3 million or 1% compared to September 30, 2018.

3. Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2018:

	Three months ended December 31, 2018
	Ying Mining District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	174,152	86,126	260,278
Ore Milled (tonne)	184,684	86,792	271,476

+ Mining cost per tonne of ore mined ($)	86.27	42.40	71.76
Cash mining cost per tonne of ore mined ($)	63.04	34.17	53.49
Non cash mining cost per tonne of ore mined ($)	23.23	8.23	18.27

+ Unit shipping costs($)	4.27	-	2.82

+ Milling cost per tonne of ore milled ($)	12.24	15.98	13.44
Cash milling cost per tonne of ore milled ($)	10.49	14.08	11.64
Non cash milling cost per tonne of ore milled ($)	1.75	1.90	1.80

+ Average Production Cost
Silver ($ per ounce)	6.17	5.61	6.22
Gold ($ per ounce)	530	-	547
Lead ($ per pound)	0.47	0.56	0.49
Zinc ($ per pound)	0.39	0.48	0.42
Other ($ per pound)	0.48	-	0.49

+ Total production cost per ounce of Silver, net of by-product credits ($)	0.96	(8.07)	0.08
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(1.74)	(12.32)	(2.77)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	5.80	(6.54)	6.53
+ All-in cost per ounce of Silver, net of by-product credits ($)	6.51	(6.18)	7.30

Recovery Rates
Silver (%)	95.6	80.5	93.8
Lead (%)	95.2	91.6	94.6
Zinc (%)	50.2	85.5	73.3

Head Grades
Silver (gram/tonne)	296	84	228
Lead (%)	4.1	1.6	3.3
Zinc (%)	0.8	3.1	1.5

Concentrate in stock
Lead concentrate (tonne)	3,750	461	4,211
Zinc concentrate (tonne)	1,350	1,729	3,079

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,545	167	1,712
Gold (in thousands of ounces)	1.1	-	1.1
Lead (in thousands of pounds)	15,156	2,644	17,800
Zinc (in thousands of pounds)	381	3,730	4,111

Metal Sales
Silver (in thousands of $)	19,075	1,585	20,660
Gold (in thousands of $)	1,167	-	1,167
Lead (in thousands of $)	14,324	2,527	16,851
Zinc (in thousands of $)	297	3,055	3,352
Other (in thousands of $)	321	-	321
	35,184	7,167	42,351
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.35	9.49	12.07
Gold ($ per ounce)	1,061	-	1,061
Lead ($ per pound)	0.95	0.96	0.95
Zinc ($ per pound)	0.78	0.82	0.82

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 54.97% from lead concentrates and 25.53% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 11 for reconciliation

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2017:

	Three months ended December 31, 2017
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	166,619	85,665	252,284
Ore Milled (tonne)	167,543	88,494	256,037

+ Mining cost per tonne of ore mined ($)	90.12	43.10	74.16
Cash mining cost per tonne of ore mined ($)	66.71	35.48	56.11
Non cash mining cost per tonne of ore mined ($)	23.41	7.62	18.05

+ Unit shipping costs($)	4.05	-	2.69

+ Milling cost per tonne of ore milled ($)	11.87	16.45	13.45
Cash milling cost per tonne of ore milled ($)	9.84	14.09	11.31
Non cash milling cost per tonne of ore milled ($)	2.03	2.36	2.14

+ Average Production Cost
Silver ($ per ounce)	5.64	5.91	5.86
Gold ($ per ounce)	380	-	406
Lead ($ per pound)	0.44	0.58	0.47
Zinc ($ per pound)	0.49	0.64	0.52
Other ($ per pound)	0.45	-	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.87)	(10.95)	(3.04)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(4.53)	(15.34)	(5.92)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.13	(4.52)	3.16
+ All-in cost per ounce of Silver, net of by-product credits ($)	2.97	(7.23)	3.50

Recovery Rates
Silver (%)	95.8	73.6	92.7
Lead (%)	96.4	83.9	94.6
Zinc (%)	57.3	81.3	71.7

Head Grades
Silver (gram/tonne)	315	97	240
Lead (%)	4.5	1.4	3.4
Zinc (%)	1.0	2.8	1.6

Concentrate in stock
Lead concentrate (tonne)	6,200	34	6,234
Zinc concentrate (tonne)	230	60	290

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,322	196	1,518
Gold (in thousands of ounces)	0.7	-	0.7
Lead (in thousands of pounds)	13,487	2,263	15,750
Zinc (in thousands of pounds)	2,006	4,399	6,405

Metal Sales
Silver (in thousands of $)	17,718	2,088	19,806
Gold (in thousands of $)	632	-	632
Lead (in thousands of $)	14,045	2,378	16,423
Zinc (in thousands of $)	2,337	5,048	7,385
Other (in thousands of $)	100	6	106
	34,832	9,520	44,352
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.40	10.65	13.05
Gold ($ per ounce)	903	-	903
Lead ($ per pound)	1.04	1.05	1.04
Zinc ($ per pound)	1.17	1.15	1.15

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 52.5% from lead concentrates and 21.1% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+Non-IFRS measures, see section 11 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2018:

	Nine months ended December 31, 2018
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	511,545	233,850	745,395
Ore Milled (tonne)	512,813	236,131	748,944

+ Mining cost per tonne of ore mined ($)	86.97	45.16	73.85
Cash mining cost per tonne of ore mined ($)	63.00	37.12	54.88
Non cash mining cost per tonne of ore mined ($)	23.97	8.04	18.97

+ Unit shipping costs($)	4.28	-	2.91

+ Milling cost per tonne of ore milled ($)	11.96	15.95	13.22
Cash milling cost per tonne of ore milled ($)	9.98	13.46	11.08
Non cash milling cost per tonne of ore milled ($)	1.98	2.49	2.14

+ Average Production Cost
Silver ($ per ounce)	5.84	5.88	6.02
Gold ($ per ounce)	466	-	493
Lead ($ per pound)	0.46	0.61	0.48
Zinc ($ per pound)	0.47	0.59	0.47
Other ($ per pound)	0.46	0.02	0.07

+ Total production cost per ounce of Silver, net of by-product credits ($)	(0.59)	(8.97)	(1.34)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(3.43)	(14.02)	(4.37)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.44	(6.78)	3.27
+ All-in cost per ounce of Silver, net of by-product credits ($)	3.29	(5.89)	4.22

Recovery Rates
Silver (%)	95.9	77.6	93.9
Lead (%)	95.6	90.1	94.9
Zinc (%)	52.1	84.7	71.7

Head Grades
Silver (gram/tonne)	308	83	237
Lead (%)	4.4	1.4	3.5
Zinc (%)	0.9	2.9	1.5

Concentrate in stock
Lead concentrate (tonne)	3,750	461	4,211
Zinc concentrate (tonne)	1,350	1,729	3,079

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,623	453	5,076
Gold (in thousands of ounces)	2.8	-	2.8
Lead (in thousands of pounds)	45,828	6,290	52,118
Zinc (in thousands of pounds)	4,162	11,214	15,376

Metal Sales
Silver (in thousands of $)	59,565	4,357	63,922
Gold (in thousands of $)	2,883	-	2,883
Lead (in thousands of $)	46,421	6,270	52,691
Zinc (in thousands of $)	4,277	10,848	15,125
Other (in thousands of $)	751	195	946
	113,897	21,670	135,567
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.88	9.62	12.59
Gold ($ per ounce)	1,030	-	1,030
Lead ($ per pound)	1.01	1.00	1.01
Zinc ($ per pound)	1.03	0.97	0.98

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 52.33% from lead concentrates and 25.25% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 11 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2017:

	Nine months ended December 31, 2017
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	500,321	216,341	716,662
Ore Milled (tonne)	506,448	218,086	724,534

+ Mining cost per tonne of ore mined ($)	82.72	44.12	71.07
Cash mining cost per tonne of ore mined ($)	60.45	36.33	53.17
Non cash mining cost per tonne of ore mined ($)	22.27	7.79	17.90

+ Unit shipping costs($)	3.93	-	2.75

+ Milling cost per tonne of ore milled ($)	10.80	17.46	12.81
Cash milling cost per tonne of ore milled ($)	8.80	14.60	10.55
Non cash milling cost per tonne of ore milled ($)	2.00	2.86	2.26

+ Average Production Cost
Silver ($ per ounce)	5.74	6.35	6.04
Gold ($ per ounce)	424	-	458
Lead ($ per pound)	0.41	0.59	0.44
Zinc ($ per pound)	0.46	0.63	0.48
Other ($ per pound)	0.39	0.01	0.02

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.40)	(7.60)	(2.12)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(4.03)	(12.19)	(4.97)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.25	(3.59)	3.35
+ All-in cost per ounce of Silver, net of by-product credits ($)	2.69	(3.53)	3.75

Recovery Rates
Silver (%)	95.7	76.1	93.3
Lead (%)	96.3	85.2	94.9
Zinc (%)	51.7	81.2	68.9

Head Grades
Silver (gram/tonne)	304	99	242
Lead (%)	4.5	1.5	3.6
Zinc (%)	0.9	2.8	1.4

Concentrate in stock
Lead concentrate (tonne)	6,200	34	6,234
Zinc concentrate (tonne)	230	60	290

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,118	540	4,658
Gold (in thousands of ounces)	2.4	-	2.4
Lead (in thousands of pounds)	42,531	6,066	48,597
Zinc (in thousands of pounds)	5,030	11,954	16,984
Other (in thousands of pound)	524	16,190	16,714

Metal Sales
Silver (in thousands of $)	56,850	5,735	62,585
Gold (in thousands of $)	2,448	-	2,448
Lead (in thousands of $)	41,728	5,948	47,676
Zinc (in thousands of $)	5,604	12,548	18,152
Other (in thousands of $)	495	234	729
	107,125	24,465	131,590
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.81	10.62	13.44
Gold ($ per ounce)	1,020	-	1,020
Lead ($ per pound)	0.98	0.98	0.98
Zinc ($ per pound)	1.11	1.05	1.07

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.4% from lead concentrates and 20.7% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Mineral resouces tax was excluded from production costs, but presented as a separate line item on the consolidated statements of income
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Mine and Mill Production

For the three months ended December 31, 2018 (“Q3 Fiscal 2019”), on a consolidated basis, the Company mined 260,278 tonnes of ore, an increase of 3% or 7,994 tonnes, compared to 252,284 tonnes in the three months ended December 31, 2017 (“Q3 Fiscal 2018”). Ore mined at the Ying Mining District increased by 5% or 7,533 tonnes, and ore mined at the GC Mine increased by 1% or 461 tonnes. Ore milled was 271,476 tonnes, up 6% compared to 256,037 tonnes of ore milled in Q3 Fiscal 2018.

For the nine months ended December 31, 2018, on a consolidated basis, the Company mined 745,395 tonnes of ore, an increase of 4% or 28,733 tonnes, compared to 716,662 tonnes mined in the same prior year period. Ore mined at the Ying Mining District increased by 2% or 11,224 tonnes to 511,545 tonnes from 500,321 tonnes, and ore mined at the GC Mine increased by 8% or 17,509 tonnes to 233,850 tonnes from 216,341 tonnes in the same prior year period. In the same comparative period, ore milled increased by 3% to 748,944 tonnes compared to 724,534 tonnes.

(b) Metal Sales

In Q3 Fiscal 2019, the Company sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, and 17.8 million pounds of lead, up 13%, 57%, and 13%, respectively, compared to 1.5 million ounces of silver, 700 ounces of gold, and 15.8 million pounds of lead in Q3 Fiscal 2018 while zinc metal sold was 4.1 million pounds, down 36% compared to 6.4 million pound in Q3 Fiscal 2018. As at December 31, 2018, the Company had inventories of 4,211 tonnes of silver-lead concentrate and 3,079 tonnes zinc concentrate, up 13% and 415%, respectively, compared to 3,732 tonnes of silver-lead concentrate and 598 tonnes of zinc concentrate as at September 30, 2018.

For the nine months ended December 31, 2018, the Company sold approximately 5.1 million ounces of silver, 2,800 ounces of gold, 52.1 million pounds of lead, and 15.4 million pounds of zinc, compared to 4.7 million ounces of silver, 2,400 ounces of gold, 48.6 million of lead, and 17.0 million pounds of zinc sold in the same prior year period.

(c) Mining and Milling Costs1

In Q3 Fiscal 2019, the consolidated total mining costs and cash mining costs were $71.76 and $53.49 per tonne, down 3% and 5%, respectively, compared to $74.16 and $56.11 per tonne in Q3 Fiscal 2018. The decrease was mainly due to higher production output resulting in lower per tonne fixed costs allocation. The consolidated total milling costs and cash milling costs in Q3 Fiscal 2019 were $13.44 and $11.64 per tonne, compared to $13.45 and $11.31 per tonne in Q3 Fiscal 2018.

Correspondingly, the consolidated total production costs and cash production costs per tonne of ore processed in Q3 Fiscal 2019 decreased by 3% to $88.02 and $67.95, respectively, from $90.30 and $70.11 in Q3 Fiscal 2018.

For the nine months ended December 31, 2018, the consolidated total mining costs and cash mining costs were $73.85 and $54.88 per tonne, an increase of 4% and 3%, respectively, compared to $71.07 and $53.17 per tonne in the same prior year period. The consolidated total milling costs and cash milling costs were $13.22 and $11.08, an increase of 3% and 5%, respectively, compared to $12.81 and $10.55 per tonne in the same prior year period.

Correspondingly, the consolidated total production costs and cash production costs per tonne of ore processed for the nine months ended December 31, 2018 were $89.98 and $68.87, an increase of 4% and 4%, respectively, compared to $86.63 and $66.47 in the same prior year period, but the consolidated cash production costs was 2% lower than the annual guidance of $70.20.

(d) Total and Cash Costs per Ounce of Silver, Net of By-Product Credits

In Q3 Fiscal 2019, the consolidated total production costs and cash costs per ounce of silver, net of by-

____________________
1 Non-IFRS measure. Please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

product credits, were $0.08 and negative $2.77, respectively, compared to negative $3.04 and negative $5.92 in the prior year quarter. The increase in cash cost per ounce of silver, net of by-product credits, was mainly due to a 22% decrease in by-product credits per ounce of silver, mainly arising from 9% and 29% decreases in the realized lead and zinc selling prices and a 36% decrease in zinc sold. Sales from lead and zinc accounted for 48% of the total sales and amounted to $20.2 million, a decrease of $3.6 million compared to $23.8 million in Q3 Fiscal 2018.

For the nine months ended December 31, 2018, the consolidated total production costs and cash costs per ounce of silver, net of by-product credits, were negative $1.34 and negative $4.37, respectively, compared to negative $2.12 and negative $4.97 in the same prior year period. The increase was due to a decrease of $3.0 million by-product credits from zinc resulting from an 8% decrease in the realized zinc selling price and a 9% decrease in zinc sold.

(e) All-in Sustaining Costs per Ounce of Silver, Net of By-Product Credits

In Q3 Fiscal 2019, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $6.53 compared to $3.16 in Q3 Fiscal 2018. The increase was mainly due to an increase of $2.0 million in sustaining capital and the increase in cash costs per ounce of silver net of by-product credits as discussed above.

For the nine months ended December 31, 2018, the consolidated all-in sustaining costs per ounce of silver, net of by-product credits, was $3.27 compared to $3.35 in the same prior year period. The improvement was mainly due to an increase of $2.6 million in by-product credits.

(f) Operation Review

(i) Ying Mining District

The Ying Mining District consists of several mines, including the SGX, HPG, TLP, LM, PCG, and HZG mines, and is the Company’s primary source of production. The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Nine Months ended December 31,
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	2018	2017
Ore Mined (tonne)	174,152	180,662	156,730	113,820	166,619	511,545	500,321
Ore Milled (tonne)	184,684	172,200	155,929	112,285	167,543	512,813	506,448
Head Grades
Silver (gram/tonne)	296	308	323	309	315	308	304
Lead (%)	4.1	4.6	4.5	4.3	4.5	4.4	4.5
Zinc (%)	0.8	0.9	1.1	1.0	1.0	0.9	0.9
Recoveries
Silver (%)	95.6	96.1	96.0	95.9	95.8	95.9	95.7
Lead (%)	95.2	95.6	96.3	96.5	96.4	95.6	96.3
Zinc (%)	50.2	51.2	54.5	54.5	57.3	52.1	51.7
Metal Sales
Silver (in thousands of ounce)	1,545	1,765	1,313	1,319	1,322	4,623	4,118
Gold (in thousands of ounce)	1.1	1.0	0.7	0.7	0.7	2.8	2.4
Lead (in thousands of pound)	15,156	17,359	13,313	12,649	13,487	45,828	42,531
Zinc (in thousands of pound)	381	1,648	2,133	1,106	2,006	4,162	5,030
Cash mining costs ($ per tonne)	63.04	58.65	63.49	65.88	66.71	63.00	60.45
Total mining costs ($ per tonne)	86.27	81.50	89.57	92.81	90.12	86.97	82.72
Cash milling costs ($ per tonne)	10.49	8.54	10.30	12.59	9.84	9.98	8.80
Total milling costs ($ per tonne)	12.24	10.47	12.60	15.80	11.87	11.96	10.80
Cash production costs ($ per tonne)	77.80	71.45	78.10	82.84	80.60	77.26	73.18
Cash costs per ounce of silver ($)	(1.74)	(2.80)	(6.25)	(3.41)	(4.53)	(3.43)	(4.03)
All-in sustaining costs per ounce of silver ($)	5.80	1.52	(0.28)	1.39	2.13	2.44	2.25

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

i) Q3 Fiscal 2019 vs. Q3 Fiscal 2018

In Q3 Fiscal 2019, the total ore mined at the Ying Mining District was 174,152 tonnes, an increase of 5% or 7,533 tonnes, compared to 166,619 tonnes mined in Q3 Fiscal 2018. Ore milled was 184,684 tonnes, an increase of 10% or 17,141 tonnes compared to 167,543 tonnes in Q3 Fiscal 2018.

Head grades of ore milled at the Ying Mining District in Q3 Fiscal 2019 were 296 grams per tonne (“g/t”) for silver, 4.1% for lead, and 0.8% for zinc, compared to 315 g/t for silver, 4.5% for lead, and 1.0% for zinc in Q3 Fiscal 2018. The Company continues to achieve positive dilution control using its “Enterprise Blog” to assist and manage daily operations.

In Q3 Fiscal 2019, the Ying Mining District sold approximately 1.5 million ounces silver, 15.2 million pounds lead, and 0.4 million pounds zinc, compared to 1.3 million ounces silver, 13.5 million pounds lead, and 2.0 million pounds of zinc in Q3 Fiscal 2018. As at December 31, 2018, the Ying Mining District has inventories of 3,750 tonnes of silver-lead concentrate and 1,350 tonnes of zinc concentrate, an increase of 9% and 486%, respectively, compared to 3,452 tonnes of silver-lead concentrate and 230 tonnes of zinc concentrate as at September 30, 2018.

Total and cash mining costs per tonne at the Ying Mining District in Q3 Fiscal 2019 were $86.27 and $63.04 per tonne, respectively, compared to $90.12 and $66.71 per tonne in Q3 Fiscal 2018, and the improvement was mainly due to lower per tonne fixed costs allocation resulting from higher production output. Total and cash milling costs per tonne at the Ying Mining District in Q3 Fiscal 2019 were $12.24 and $10.49, respectively, compared to $11.87 and $9.84 in Q3 Fiscal 2018, and the increase was mainly due to an increase of $0.1 million in utility costs.

Correspondingly, the total production costs and cash production costs per tonne of ore processed in Q3 Fiscal 2019 at the Ying Mining District were $102.78 and $77.80, respectively, compared to $106.04 and $80.60 in Q3 Fiscal 2018.

Cash cost per ounce of silver, net of by-product credits at the Ying Mining District in Q3 Fiscal 2019, was negative $1.74 compared to negative $4.53 in the prior year quarter. The increase in the cash costs per ounce of silver, net of by-product credits, was mainly due to a 19% decrease in by-product credits per ounce of silver, mainly arising from 9% and 33% decreases in lead and zinc realized selling price and an 81% decrease in zinc sold.

All-in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District in Q3 Fiscal 2019, was $5.80 compared to $2.13 in the prior year quarter. The increase was mainly due to an increase of $3.0 million in sustaining capital and the increase in cash costs per ounce of silver, net of byproduct credits, as discussed above.

In Q3 Fiscal 2019, approximately 20,351 metres or $0.4 million worth of underground diamond drilling (Q3 Fiscal 2018 – 25,109 metres or $0.4 million) and 4,678 metres or $1.4 million worth of preparation tunnelling (Q3 Fiscal 2018 – 5,187 metres or $1.6 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 19,361 metres or $6.7 million worth of horizontal tunnels, raises, ramps and declines (Q3 Fiscal 2018 – 16,326 metres or $6.0 million) were completed and capitalized.

ii) Nine months ended December 31, 2018 vs. Nine months ended December 31, 2017

For the nine months ended December 31, 2018, a total of 511,545 tonnes of ore were mined at the Ying Mining District, an increase of 2% or 11,224 tonnes compared to 500,321 tonnes mined in the same prior year period. Ore milled was 512,813 tonnes, up 1% or 6,365 tonnes compared to 506,448 tonnes in the same prior year period. Average head grades of ore processed were 308 g/t for silver, 4.4% for lead, and 0.9% for zinc compared to 304 g/t for silver, 4.5% for lead, and 0.9% for zinc in the same prior year period.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the same time periods, the Ying Mining District sold approximately 4.6 million ounces of silver, 2,800 ounces of gold, 45.8 million pounds of lead, and 4.2 million pounds of zinc, compared to 4.1 million ounces of silver, 2,400 ounces of gold, 42.5 million pounds of lead, and 5.0 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2018, the cash mining costs and cash milling costs at the Ying Mining District were $63.00 per tonne and $9.98 per tonne, an increase of 4% and 13%, respectively, compared to $60.45 and $8.80 in the same prior year period. The cash production cost was $77.26 per tonne, an increase of 6% compared to $73.18 in the same prior year period.

Cash costs per ounce of silver and all in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District, for the nine months ended December 31, 2018, were negative $3.43 and $2.44 respectively, compared to negative $4.03 and $2.25 in the same prior year period.

For the nine months ended December 31, 2018, approximately 69,872 metres or $1.5 million worth of underground diamond drilling (same prior year period – 86,007 metres or $1.7 million) and 15,595 metres or $4.4 million worth of preparation tunnelling (same prior year period – 16,914 metres or $4.9 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 54,923 metres or $19.2 million worth of horizontal tunnels, raises, and declines (same prior year period – 52,174 metres or $16.2 million) were completed and capitalized.

(ii) GC Mine

The operational results at the GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Nine Months ended December 31,
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	2018	2017
Ore Mined (tonne)	86,126	67,757	79,967	29,442	85,665	233,850	216,341
Ore Milled (tonne)	86,792	67,528	81,811	26,252	88,494	236,131	218,086
Head Grades
Silver (gram/tonne)	84	78	87	96	97	83	99
Lead (%)	1.6	1.4	1.3	1.3	1.4	1.4	1.5
Zinc (%)	3.1	2.8	2.9	2.9	2.8	2.9	2.8
Recovery Rates
Silver (%)	80.5	76.7	75.3	76.3	73.6	77.6	76.1
Lead (%)	91.6	91.2	87.1	87.5	83.9	90.1	85.2
Zinc (%)	85.5	83.3	84.8	85.7	81.3	84.7	81.2
Metal Sales
Silver (in thousands of ounce)	167	136	150	63	196	453	540
Lead (in thousands of pound)	2,644	2,063	1,583	688	2,263	6,290	6,066
Zinc (in thousands of pound)	3,730	3,240	4,244	1,479	4,399	11,214	11,954
Cash mining cost ($ per tonne)	34.17	41.25	36.78	45.92	35.48	37.12	36.33
Total mining cost ($ per tonne)	42.40	49.29	44.62	57.47	43.10	45.16	44.12
Cash milling cost ($ per tonne)	14.08	11.45	14.46	25.07	14.09	13.46	14.60
Total milling cost ($ per tonne)	15.98	14.47	17.14	33.41	16.45	15.95	17.46
Cash production cost ($ per tonne)	48.25	52.70	51.24	70.99	49.57	50.58	50.93
Cash cost per ounce of silver ($)	(12.32)	(10.81)	(18.81)	(13.95)	(15.34)	(14.02)	(12.19)
All-in sustaining cost per ounce of silver ($)	(6.54)	(2.03)	(11.36)	(4.57)	(4.52)	(6.78)	(3.59)

i) Q3 Fiscal 2019 vs. Q3 Fiscal 2018

In Q3 Fiscal 2019, the total ore mined at the GC Mine was 86,126 tonnes, an increase of 1% or 461 tonnes, compared to 85,665 tonnes mined in Q3 Fiscal 2018, while ore milled was 86,792 tonnes, a decrease of 2% or 1,720 tonnes, compared to 88,494 tonnes in Q3 Fiscal 2018. Average head grades of ore processed at the GC Mine were 84 g/t for silver, 1.6% for lead, and 3.1% for zinc compared to 97 g/t for silver, 1.4% for lead, and 2.8% for zinc in the prior year quarter. Recovery rates of ore processed at the GC Mine was 80.5% for silver, 91.6% for lead, and 85.5% for zinc, significantly improved from 73.6% for silver, 83.9% for lead, and 81.3% for zinc in the prior year quarter.

In Q3 Fiscal 2019, the GC Mine sold 167,000 ounces of silver, 2.6 million pounds of lead, and 3.7 million pounds of zinc, compared to 196,000 ounces of silver, 2.3 million pounds of lead, and 4.4 million pounds of zinc sold in the prior year quarter. Less zinc sold was mainly due to the built up of zinc concentrate inventory. As at December 31, 2018, GC Mine had inventories of 461 tonnes of silver-lead zinc concentrate and 1,729 tonnes of zinc concentrate, compared to 280 tonnes of silver-lead

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

concentrates and 368 tonnes of zinc concentrate as at September 30, 2018.

Total and cash mining costs per tonne at the GC Mine in Q3 Fiscal 2019 were $42.40 and $34.17 per tonne, compared to $43.10 and $35.48 per tonne in Q3 Fiscal 2018. The decrease in cash mining costs was mainly due to a $0.3 million decrease in utility costs in the current quarter. Total and cash milling costs per tonne at the GC Mine in Q3 Fiscal 2019 were $15.98 and $14.08, compared to $16.45 and $14.09 in Q3 Fiscal 2018.

Correspondingly, the total production costs and cash production costs per tonne of ore processed in Q3 Fiscal 2019 at the GC Mine were $58.38 and $48.25, a decrease of 2% and 3%, respectively, compared to $59.55 and $49.57 in the prior year quarter.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $12.32 compared to negative $15.34 in the prior year quarter. The increase was mainly due to a $1.8 million or 25% decrease in by-product credits mainly resulting from a decrease of 9% and 29% in net realized lead and zinc selling prices and a 15% decrease in zinc sold at the GC Mine.

All-in sustaining costs per ounce of silver, net of by-product credits, in Q3 Fiscal 2019 at the GC Mine was negative $6.54 compared to negative $4.52 in the prior year quarter, and the decrease was mainly due to a decrease of $0.7 million in sustaining capital expenditures.

In Q3 Fiscal 2019, approximately 7,089 metres or $0.3 million worth of underground diamond drilling (Q3 Fiscal 2018 – 7,770 metres or $0.4 million) and 5,994 metres or $1.3 million worth of tunnelling (Q3 Fiscal 2018 – 5,053 metres or $1.2 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 333 metres or $0.1 million of horizontal tunnels, raises and declines (Q3 Fiscal 2018 – 17 metres or $0.1 million) were completed and capitalized.

ii) Nine months ended December 31, 2018 vs. Nine months ended December 31, 2017

For the nine months ended December 31, 2018, a total of 233,850 tonnes of ore were mined and 236,131 tonnes were milled at the GC Mine compared to 216,341 tonnes mined and 218,086 tonnes milled in the same prior year period. Average head grades of ore milled were 83 g/t for silver, 1.4% for lead, and 2.9% for zinc compared to 99 g/t for silver, 1.5% for lead, and 2.8% for zinc in the same prior year period.

During the same time periods, the GC Mine sold approximately 453,000 ounces of silver, 6.3 million pounds of lead, and 11.2 million pounds of zinc, compared to 540,000 ounces of silver, 6.1 million pounds of lead, and 12.0 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2018, the cash mining costs at the GC Mine was $37.12 per tonne, an increase of 2% compared to $36.33 per tonne in the same prior year period. This increase was mainly due to a $0.6 million increase in mining preparation costs as more underground drilling and tunnelling were expensed in the current period. The cash milling cost was $13.46 per tonne, a decrease of 8% compared to $14.60 in the same prior year period. Correspondingly, the total production costs and cash production costs per tonne at the GC Mine were $61.11 and $50.58, respectively, compared to $61.58 and $50.93 in the prior year period.

Cash costs per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, at the GC Mine, for the nine months ended December 31, 2018, were negative $14.02 and negative $6.78, respectively, compared to negative $12.19 and negative $3.59 in the same prior year period.

For the nine months ended December 31, 2018, approximately 21,863 metres or $1.0 million worth of underground diamond drilling (same prior year period – 18,253 metres or $0.9 million) and 16,478 metres or $4.3 million of tunnelling (same prior year period – 14,285 metres or $3.8 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,112 metres or $0.8 million of horizontal tunnels, raise, and declines (same prior year period – 280 metres or $0.2 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In October 2018, the Company exercised its first right of refusal and entered into an agreement with GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), the 5% equity shareholder of GC Mine and a related party of the Company as it is controlled by a relative of an officer and director of the Company, to acquire its 4% ownership in GC Mine for cash consideration of $2.2 million (RMB¥15 million). The transaction completed in January 2019, and the Company now owns 99% ownership in GC Mine.

(iii) BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. The Company continues to review alternatives for this project and is also carrying out activities to renew its mining license.

(iv) XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In light of the recent increase in lead and zinc prices, the Company has resumed activities at the XHP project to review and evaluate alternatives for this project.

4. Fiscal 2020 Production and Cash Costs Guidance

In Fiscal 2020, the Company expects to process approximately 900,000 tonnes of ore, yielding 6.1 million ounces of silver, 65.1 million pounds of lead, and 21.8 million pounds of zinc. Fiscal 2020 production guidance represents an increase of approximately 2% in silver production, 2% in lead production, and 10% in zinc production compared to the prior year’s guidance.

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	630,000	290	4.3	0.9
GC Mine	270,000	96	1.7	3.1

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Ying Mining District	5.5	56.2	6.3	78.2	130.2
GC Mine	0.6	8.9	15.5	56.7	77.4
Consolidated	6.1	65.1	21.8	71.8	125.5

*Both AISC and cash costs are non-IFRS measures. AISC refers to all-in sustaining costs per tonne of ore processed. Cash costs refer to cash production costs per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.30, US$1 = RMB¥6.50.

(a) Ying Mining District, Henan Province, China

In Fiscal 2020, Ying Mining District plans to mine and process 630,000 tonnes of ore averaging 290 g/t silver, 4.3% lead, and 0.9% zinc with expected metal production of 5.5 million ounces of silver, 56.2 million pounds of lead and 6.3 million pounds of zinc. Fiscal 2020 production guidance at the Ying Mining District represents an increase of approximately 2% in silver head grade, 2% in silver and zinc metal production. Lead head grade and metal production are comparable to prior year’s guidance.

The cash production costs is expected to be $78.20 per tonne of ore, and the all-in sustaining costs is estimated at $130.20 per tonne of ore processed.

Capital expenditures at the Ying Mining District in Fiscal 2020 are budgeted at $31.7 million, including $24.4 million for mine tunnelling and ramp development and $7.3 million for equipment and infrastructure.

(b) GC Mine, Guangdong Province, China

In Fiscal 2020, GC Mine plans to mine and process 270,000 tonnes of ore averaging 96 g/t silver, 1.7% lead, and 3.1% zinc with expected metal production of 0.6 million ounces of silver, 8.9 million pounds of

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

lead and 15.5 million pounds of zinc. Fiscal 2020 production guidance at the GC Mine represents an increase of approximately 8% in ore production, 19% in lead production, and 14% in zinc production compared to the prior year’s guidance.

The cash production costs is expected to be $56.70 per tonne of ore, and the all-in sustaining costs is estimated at $77.4 per tonne of ore processed.

Capital expenditures at GC Mine in Fiscal 2020 are budgeted at $5.2 million, including $2.5 million for mine tunneling and ramp development, $1.4 million for a paste backfill plant, and $1.3 million for other equipment and infrastructure.

5. Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at December 31, 2018, the Company owned 39,280,900 common shares (March 31, 2018 –39,280,900) of NUAG, representing an ownership interest of 29.8% (March 31, 2018 – 29.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266
Share of net loss		(212)
Share of other comprehensive income		1,157
Foreign exchange impact		(2,125)
Balance December 31, 2018	39,280,900	$36,821	$41,751

NUAG acquired a 100% interest in the Silver Sand Project, an early-stage exploration projects in the Potosi Department of Bolivia in July 2017. NUAG has completed a 55,000 meters exploration drilling program since October 2017. On January 22, 2019, NUAG released the first batch of the drill results from the Silver Sand Project; 94 out of 98 holes intercepted silver mineralization with numerous significant intercepts, including 76.63 meters grading 393 g/t for silver. The detailed drill results are available on NUAG’s press release dated January 22, 2019.

As part of the Silver Sand Project’s expansion plan, on January 11, 2019, NUAG announced that through its wholly-owned subsidiary, Empresa Mineral Alcira S.A. (“Alcira”), it had entered into a Mining Production Contract (the “MPC”) with Corporación Minera de Bolivia (“COMIBOL”) granting NUAG the right to carry out exploration, mining, and production activities in the areas adjoining the Silver Sand Project. In addition, in July 2018, NUAG entered into an acquisition option agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Project.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6. Third Quarter Fiscal 2019 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Sales	$42,351	$48,091	$45,125	$38,449
Gross Profit	19,303	22,700	24,851	19,107
Expenses and foreigh exchange	(3,649)	(6,080)	(4,486)	(4,403)
Impairment reversal	-	-		4,714
Dilution gain on investment in associate	-	-		-
Other Items	333	220	311	628
Net income	10,853	11,077	14,177	14,713
Net income, attributable to the
shareholders of the Company	8,660	8,037	10,921	12,194
Basic earnings per share	0.05	0.05	0.07	0.07
Diluted earnings per share	0.05	0.05	0.06	0.07
Cash dividend declared	2,112	-	2,095	-
Cash dividended declared per share	0.01	-	0.01	-
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Sales	$44,352	$47,541	$39,697	$34,064
Gross Profit	23,166	25,606	20,005	20,304
Expenses and foreigh exchange	(5,581)	(6,274)	(7,026)	(5,083)
Impairment reversal	-	-	-	5,278
Dilution gain on investment in associate	822
Gain on disposal of NSR	-	-	4,320
Other Items	1,962	533	236	981
Net Income	16,067	14,602	13,514	16,334
Net income, attributable to the
shareholders of the Company	12,718	11,145	10,937	13,507
Basic earnings per share	0.08	0.07	0.07	0.08
Diluted earnings per share	0.07	0.07	0.06	0.08
Cash dividend declared	1,683	-	1,679	-
Cash dividended declared per share (CAD)	0.01	-	0.01	-

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver and lead price.

(b) Financial Results

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2019 was $8.7 million or $0.05 per share, compared to $12.7 million or $0.07 per share in Q3 Fiscal 2018.

Compared to the same prior year quarter, the Company’s financial results in Q3 Fiscal 2019 were mainly impacted by i) a decrease of 8%, 9%and 29% in the realized selling prices for silver, lead and zinc, respectively, ii) a 36% decrease in zinc sold, iii) an increase of 13% each of silver and lead sold, and iv) a 3% decrease in total production costs.

Net income attributable to the shareholders of the Company for the nine months ended December 31, 2018 was $27.6 million or $0.16 per share, a decrease of $7.2 million, compared to $34.8 million or $0.20 per share in the same prior year period.

Sales in Q3 Fiscal 2019 were $42.4 million, down 5% compared to $44.4 million in Q3 Fiscal 2018. Silver and gold sales represented $20.7 million and $1.2 million, respectively, while base metals represented

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

$20.5 million of the total sales, compared to silver, gold and base metals sales of $19.8 million, $0.6 million, and $23.9 million, respectively, in Q3 Fiscal 2018.

For the nine months ended December 31, 2018, sales were $135.6 million, up 3% from $131.6 million in the same prior year period. Silver and gold sales were $63.9 million and $2.9 million, respectively, while base metals represented $68.8 million of total sales, compared to silver, gold, and base metals sales of $62.6 million, $2.4 million and $66.6 million, respectively, in the same prior year period.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”) at a rate of 16% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q3 Fiscal 2019, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Net realized selling prices	$12.07	$13.05	$1,061	$903	$0.95	$1.04	$0.82	$1.15
Add back: Value added taxes	1.93	2.22	-	-	0.15	0.18	0.13	0.20
Add back: Smelter charges and recovery	1.76	2.37	175	383	0.12	0.10	0.50	0.42
SME	$15.76	$17.64	$1,236	$1,286	$1.22	$1.32	$1.45	$1.77
LME	$14.53	$16.74	$1,227	$1,276	$0.89	$1.13	$1.19	$1.47

Cost of sales in Q3 Fiscal 2019 was $23.0 million compared to $21.2 million in Q3 Fiscal 2018. The cost of sales included $16.9 million cash production costs (Q3 Fiscal 2018 - $15.6 million), $1.2 million mineral resources tax (Q3 Fiscal 2018 - $1.3 million), and $4.9 million depreciation and amortization charges (Q3 Fiscal 2018 - $4.4 million). The increase in cash production costs and depreciation and amortization charges was mainly due to more silver and lead sold while the decrease in mineral resources tax was due to lower revenue achieved in the current quarter.

For the nine months ended December 31, 2018, cost of sales was $68.7 million compared to $62.8 million in the same prior year period. The cost of sales included $49.5 million cash production costs, $3.9 million mineral resources taxes, and $15.4 million depreciation and amortization charges compared to $45.8 million production costs, $3.7 million mineral resources taxes, and $13.3 million depreciation and amortization charges in the same prior year period.

Gross profit margin in Q3 Fiscal 2019 was 46%, compared to 52% in Q3 Fiscal 2018, with the decrease mainly due to the decrease in the realized metal selling prices. Ying Mining District’s gross profit margin was 47% compared to 55% in Q3 Fiscal 2018. GC Mine’s gross profit margin was 38% compared to 41% in Q3 Fiscal 2018.

For the nine months ended December 31, 2018, gross profit margin was 49% compared to 52% in the same prior year period. Ying Mining District’s gross profit margin was 52% compared to 56% in the same prior year period. GC Mine’s profit margin was 36% compared to 37% in the same prior year period.

General and administrative expenses were $5.3 million in Q3 Fiscal 2019 and $14.4 million for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $4.9 million, nine months ended December 31, 2017 - $14.0 million). The increase was mainly due to the increase of labour costs offset by the decrease in discretionary office and administrative expenses. Items included in general and administrative expenses are as follows:

(i)

Amortization expenses of $0.3 million in Q3 Fiscal 2019 and $0.9 million for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $0.3 million, nine months ended December 31, 2017 - $0.9 million);

(ii)

Office and administrative expenses of $1.6 million in Q3 Fiscal 2019 and $4.7 million for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $1.9 million, nine months ended December 31, 2017 – $4.9 million);

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iii)

Salaries and benefits of $2.7 million in Q3 Fiscal 2019 and $6.9 million for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $2.2 million, nine months ended December 31, 2017 - $6.3 million);

(iv)

Share-based compensation expense of $0.5 million in Q3 Fiscal 2019 and $1.4 million for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $0.5 million, nine months ended December 31, 2017 – $1.1 million); and

(v)	Professional fees of $0.2 million in Q3 Fiscal 2019 and $0.5 million for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $0.1 million, nine months ended December 31, 2017 – $0.7million).

Government fees and other taxes were $0.6 million in Q3 Fiscal 2019 and $2.2 million for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $0.9million, nine months ended December 31, 2017 – $2.4 million). Government fees include environmental protection fee and mineral resources compensation fee. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Foreign exchange gain in Q3 Fiscal 2019 was $2.3 million compared to $0.2 million in Q3 Fiscal 2018. For the nine months ended December 31, 2018, foreign exchange gain was $2.4 million compared to a loss of $2.5 million in the same prior year period. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment was $254 in Q3 Fiscal 2019 and $388 for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $148, nine months ended December 31, 2017 – $324). The loss was related to the disposal of obsolete equipment.

Gain on sales of Net Smelter Royalty was $nil in Q3 Fiscal 2019 and in the nine months ended December 31, 2018. For the nine months ended December 31, 2017, the Company recorded a gain of $4.3 million on the disposal of mineral rights and properties. On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded Canadian precious metals royalty and streaming company (TSX-V: MMX), to sell its 2.5% net smelter royalty (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 common shares of Maverix payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix once the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2018, the transaction closed and the Company received a total of 3,800,000 common shares of Maverix valued at $4,319 (CAD$5.8 million) and recognized a gain of $4,319 on the disposal of the NSR.

Share of income in an associate in Q3 Fiscal 2019 was $0.2 million compared to a loss of $0.1 million in Q3 Fiscal 2018. For the nine months ended December 31, 2018, share of loss in an association was $0.2 million compared to $0.5 million in the same prior year period. Share of income or loss in an associate represents the Company’s equity pickup in NUAG.

Finance income was $1.0 million in Q3 Fiscal 2019 and $2.6 million for the nine months ended December 31, 2018 (Q3 Fiscal 2018 - $0.8 million, nine months ended December 31, 2017 – $2.0 million). The Company invests in high yield short-term investments as well as long term corporate bonds.

Finance costs were $0.2 million in Q3 Fiscal 2019 and $0.5 million for the nine months ended December

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

31, 2018 (Q3 Fiscal 2018 - $0.1 million, nine months ended December 31, 2017 – $0.3 million). The finance costs in the current period were related to the unwinding of the discount of the environmental rehabilitation provisions and the bank loan thatHenan Found, the Company’s 77.5% owned subsidiary, borrowed from Bank of China in June 2018. The loan bears the prevailing Chinese loan prime rate (currently at 4.35%) and matures on June 14, 2019.

Income tax expenses in Q3 Fiscal 2019 were $5.1 million compared to $4.3 million in Q3 Fiscal 2018. The income tax expense recorded in Q3 Fiscal 2019 included current income tax expense of $4.4 million (Q3 Fiscal 2018 – $3.7 million) and deferred income tax expense of $0.7 million (Q3 Fiscal 2018 –$0.6 million). The current income tax expenses include $1.7 million withholding tax (Q3 Fiscal 2018 -$nil) being 10% of the dividends distributed out of China to the Company by the Company’s Chinese subsidiaries.

For the nine months ended December 31, 2018, income tax expenses were $17.4 million (same prior year period – $13.6 million) which included current income tax expense of $15.4 million (same prior year period – $11.5 million) and deferred income tax expenses of $2.0 million (same prior year period –$2.1 million). The current income tax expenses include $4.0 million withholding tax (nine months ended December 31, 2018 - $nil) paid on dividends distributed out of China to the Company by the Company’s Chinese subsidiaries.

7. Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at December 31, 2018 were $125.2 million, an increase of $1.3 million or 1%, compared to $123.9 million cash and cash equivalents and short-term investment as at September 30, 2018.

Working capital as at December 31, 2018 was $99.0 million, an increase of $0.3 million compared to $98.7 million working capital as at September 30, 2018.

Cash flows provided by operating activities in Q3 Fiscal 2019 were $19.5 million, compared to $27.5 million in Q3 Fiscal 2018. Before changes in non-cash operating working capital, cash flows provided by operating activities in Q3 Fiscal 2019 were $18.0 million, a decrease of $5.0 million or 22%, compared to $23.0 million in the prior year quarter. The decrease was mainly due to less operating income arising from lower metal prices and the increase of withholding tax paid.

For the nine months ended December 31, 2018, cash flows provided by operating activities were $61.7 million, compared to $65.0 million in the same prior year period. Before changes in non-cash operating working capital, cash flows provided by operating activities for the nine months ended December 31, 2018, were $59.8 million, an increase of $0.3 million or 1%, compared to $59.4 million in the same prior year period.

Cash flows provided by investing activities in Q3 Fiscal 2019 were $2.3 million (Q3 Fiscal 2018 – used $0.8 million) comprising mainly of payment of $7.6 million for capitalized mineral exploration and development expenditures (Q3 Fiscal 2018 - $5.7 million), $2.7 million for acquisition of plant and equipment (Q3 Fiscal 2018 - $1.7 million), $nil for the investment in NUAG (Q3 Fiscal 2018 - $3.8 million), offset by $12.6 million from net redemption of short-term investments (Q3 Fiscal 2018 - $10.4 million).

For the nine months ended December 31, 2018, cash flows used in investing activities were $28.3 million, comprising mainly of cash used in capitalized mineral exploration and development expenditures of $19.4 million, acquisition of plant and equipment of $4.3 million, and net purchase of short term investments of $4.6 million. For the nine months ended December 31, 2017, cash flows used in investing activities were $66.3 million comprising mainly of cash used in capitalized mineral exploration and development expenditures of $16.6 million, acquisition of plant and equipment of $4.5 million, investment in NUAG of $23.9 million, and net purchase of short-term investments of $21.3 million.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Cash flows used in financing activities in Q3 Fiscal 2019 were $5.9 million, comprising mainly of a $3.3 million distribution to non-controlling interest shareholders, $1.1 million to the non-controlling shareholder of the GC Mine to acquire its additional interest, and $2.1 million cash dividends to equity shareholders of the Company, offset by $0.6 million cash from the issuance of common shares of the Company arising from exercised stock options. In Q3 Fiscal 2018, $3.3 million was used in financing activities arising from a $1.7 million in cash dividends distribution, a $1.8 million in share repurchases, offset by a $0.2 million cash from the issuance of common shares of the Company arising from exercised stock options.

For the nine months ended December 31, 2018, cash flows used in financing activities were $9.1 million, comprising mainly of $9.9 million distributions to non-controlling interest shareholders, $1.1 million to the non-controlling shareholder of the GC Mine to acquire its additional interest, and $4.2 million cash dividend to the equity shareholders of the Company, offset by $4.5 million proceeds from the bank loan and $1.6 million from the issuance of common shares of the Company arising from exercised stock options. In the same prior year period, cash used in financing activities was $9.7 million, comprising mainly of $4.9 million in cash distributed to non-controlling interest shareholders, a $3.4 million cash dividends to the equity shareholders of the Company, and a $1.8 million in share repurchases, offset by $0.3 million cash from the issuance of common shares of the Company arising from exercised stock options.

Contractual commitments and contingencies not disclosed elsewhere in this MD&A are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$2,709	$380	$2,329	$-
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2018, the Company has two office rental agreements totaling $2,709 for the next five years and commitments of $6,418 related to the GC property. During the three and nine months ended December 31, 2018, the Company incurred rental expenses of $213 and $598, respectively (three and nine months ended December 31, 2017 - $165 and $490, respectively), which were included in office and administrative expenses on the condensed consolidated interim statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) at the Luoyang Luolong District People’s Court (the “District Court”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counterclaim in Luoyang Intermediate People’s Court (the “Intermediate Court”) against Luoyang Mining to have the original acquisition agreements nullified and sought repayment of the amount paid to date of $9.7 million (RMB62.8

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017 by the Intermediate Court. In July 2018, the Intermediate Court decided to combine Luoyang Mining’s claim and Henan Found’s counterclaim as one case. In September 2018, the Company reached mutual settlement agreement with Luoyang Mining and paid the $1.6 million (RMB10.0 million) to Luoyang Mining and the case was closed. The settlement has no material impact on the Company’s financial results as the $1.6 million was accrued and included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company in prior years.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

8. Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at December 31, 2018 and March 31, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Fair value as at December 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$68,138	$-	$-	$68,138
Investments in publicly traded companies	7,751	-	-	7,751

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

Fair value of the other financial instruments excluded from the tables above approximates their carrying amount as of December 31, 2018 and March 31, 2018, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2018 and 2017.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2018			March 31, 2018
	Within a year	2-3 years	4-5 years	Total	Total
Bank loan	$4,366	$-	$-	$4,366	$-
Accounts payable and accrued liabilities	33,117	-	-	33,117	25,198

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk that may affect net income is summarized as follow:

	December 31, 2018	March 31, 2018
Financial assets denominated in U.S. Dollars	$50,669	$27,256

As at December 31, 2018, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $5.1 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at December 31, 2018, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The outstanding bank loan is subject to the Chinese prevailing loan prime interest rate plus four basis points. If the prime interest rate increased (decreased) by 1%, interest expenses would be increased (decreased) by approximately $0.5 million per annum. However, the Company does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in the base interest rate in the last three years.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks.

The Company has no trade receivables from customers as at December 31, 2018. There were no amounts in other receivables which were past due at December 31, 2018 (at March 31, 2018 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2018, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $610.

9. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

10. Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

(a) Transactions with NUAG

Due from a related party	December 31, 2018	March 31, 2018
NUAG (a)	$38	$11

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three and nine months ended December 31, 2018, the Company recovered $52 and $151, respectively (three and nine months ended December 31, 2017 - $137 and $387, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b) Transactions with key management personnel

The Company has identified its directors and senior officers as its key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The compensation costs for key management personnel, including the grant date fair value for options granted to key management personnel and fees paid or payable to companies

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

controlled by key management personnel, were as follows:

	Three month ended December 31,		Nine month ended December 31,
	2018	2017	2018	2017
Salaries and bonuses	$1,536	$376	$2,295	$1,908
Share-based compensation	288	433	729	433
	$1,824	$809	$3,024	$2,341

11. Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provide the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2018 and 2017:

(a) Cash and Total Costs per Ounce

Cash and total costs per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total costs on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

The following table provides a reconciliation of cash and total costs per ounce of silver, net of byproduct credits.

Three months ended December 31, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$18,598	$4,450	$23,048
Less: mineral resources tax		(1,005)	(215)	(1,220)
Total production costs expensed into cost of sales	A	17,593	4,235	21,828
Less: Amortization and depletion		(4,177)	(710)	(4,887)
Total cash production cost expensed into cost of sales	B	13,416	3,525	16,941
By-product sales
Gold		(1,167)	-	(1,167)
Lead		(14,324)	(2,527)	(16,851)
Zinc		(297)	(3,055)	(3,352)
Other		(321)	-	(321)
Total by-product sales	C	(16,109)	(5,582)	(21,691)
Silver ounces sold ('000s)	D	1,545	167	1,712
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$0.96	$(8.07)	$0.08
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(1.74)	$(12.32)	$(2.77)

Total production cost per ounce of silver, before by-product credits	A/D	$11.39	$25.36	$12.75
Total cash cost per ounce of silver, before by-product credits	B/D	$8.68	$21.11	$9.90

By-product credits per ounce of silver
Gold		$(0.76)	$-	$(0.68)
Lead		(9.27)	(15.13)	(9.84)
Zinc		(0.19)	(18.29)	(1.96)
Other		(0.21)	-	(0.19)
Total by-product credits per ounce of silver		$(10.43)	$(33.42)	$(12.67)

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$15,616	$5,570	$21,186
Less: mineral resources tax		(970)	(285)	(1,255)
Total production costs expensed into cost of sales	A	14,646	5,285	19,931
Amortization and depletion		(3,518)	(860)	(4,378)
Total cash production cost expensed into cost of sales	B	11,128	4,425	15,553
By-product sales
Gold		(632)	-	(632)
Lead		(14,045)	(2,378)	(16,423)
Zinc		(2,337)	(5,048)	(7,385)
Other		(100)	(6)	(106)
Total by-product sales	C	(17,114)	(7,432)	(24,546)
Silver ounces sold ('000s)	D	1,322	196	1,518
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.87)	$(10.95)	$(3.04)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(4.53)	$(15.34)	$(5.92)

Total production cost per ounce of silver, before by-product credits	A/D	$11.08	$26.96	$13.13
Total cash cost per ounce of silver, before by-product credits	B/D	$8.42	$22.58	$10.25

By-product credits per ounce of silver
Gold		$(0.48)	$-	$(0.42)
Lead		(10.62)	(12.13)	(10.82)
Zinc		(1.77)	(25.76)	(4.86)
Other		(0.08)	(0.03)	(0.07)
Total by-product credits per ounce of silver		$(12.95)	$(37.92)	$(16.17)

Nine month ended December 31, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$54,812	$13,901	$68,713
Less: mineral resources tax		(3,211)	(650)	(3,861)
Total production costs expensed into cost of sales	A	51,601	13,251	64,852
Less: Amortization and depletion		(13,108)	(2,288)	(15,396)
Total cash production cost expensed into cost of sales	B	38,493	10,963	49,456
By-product sales
Gold		(2,883)	-	(2,883)
Lead		(46,421)	(6,270)	(52,691)
Zinc		(4,277)	(10,848)	(15,125)
Other		(751)	(195)	(946)
Total by-product sales	C	(54,332)	(17,313)	(71,645)
Silver ounces sold ('000s)	D	4,623	453	5,076
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(0.59)	$(8.97)	$(1.34)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.43)	$(14.02)	$(4.37)

Total production cost per ounce of silver, before by-product credits	A/D	$11.16	$29.25	$12.78
Total cash cost per ounce of silver, before by-product credits	B/D	$8.33	$24.20	$9.74

By-product credits per ounce of silver
Gold		$(0.62)	$-	$(0.57)
Lead		(10.04)	(13.84)	(10.38)
Zinc		(0.93)	(23.95)	(2.98)
Other		(0.16)	(0.43)	(0.19)
Total by-product credits per ounce of silver		$(11.75)	$(38.22)	$(14.12)

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$47,454	$15,359	$62,813
Less: mineral resources tax		(2,950)	(733)	(3,683)
Total production costs expensed into cost of sales	A	44,504	14,626	59,130
Amortization and depletion		(10,813)	(2,478)	(13,291)
Total cash production cost expensed into cost of sales	B	33,691	12,148	45,839
By-product sales
Gold		(2,448)	-	(2,448)
Lead		(41,728)	(5,948)	(47,676)
Zinc		(5,604)	(12,548)	(18,152)
Other		(495)	(234)	(729)
Total by-product sales	C	(50,275)	(18,730)	(69,005)
Silver ounces sold ('000s)	D	4,118	540	4,658
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.40)	$(7.60)	$(2.12)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(4.03)	$(12.19)	$(4.97)

Total production cost per ounce of silver, before by-product credits	A/D	$10.81	$27.09	$12.69
Total cash cost per ounce of silver, before by-product credits	B/D	$8.18	$22.50	$9.84

By-product credits per ounce of silver
Gold		$(0.59)	$-	$(0.53)
Lead		(10.13)	(11.01)	(10.24)
Zinc		(1.36)	(23.24)	(3.90)
Other		(0.12)	(0.43)	(0.16)
Total by-product credits per ounce of silver		$(12.20)	$(34.68)	$(14.83)

(b) All-in & All-in Sustaining Costs per Ounce of Silver

All-in sustaining costs (“AISC”) per ounce and all-in costs (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. These measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further includes corporate, general and administrative expenses, government fees and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the periods presented:

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Three month ended Decemebr 31, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$18,598	$-	$4,450	$-	$-	$23,048
Depreciation, amortization and depletion		(4,177)	-	(710)	-	-	(4,887)
By-products credits		(16,109)	-	(5,582)	-	-	(21,691)
Total cash cost, net of by-product credits		(1,688)	-	(1,842)	-	-	(3,530)
General & administrative		1,532	256	488	433	2,630	5,339
Amortization included in general & administrative		(128)	(75)	(78)	-	(39)	(320)
Government fees and other taxes		435	20	168	-	2	625
Reclamation accretion		97	8	8	3	-	116
Sustaining capital		8,714	-	163	-	75	8,952
All-in sustaining cost, net of by-product credits	A	$8,962	$209	$(1,093)	$436	$2,668	$11,182
Non-sustaining expenditures		1,090	(1)	61	167	-	1,317
All-in cost, net of by-product credits	B	$10,052	$208	$(1,032)	$603	$2,668	$12,499
Ounces of silver sold	C	1,545	-	167	-	-	1,712
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$5.80	$-	$(6.54)	$-	$-	$6.53
All-in cost per ounce of silver, net of by-product credits	B/C	$6.51	$-	$(6.18)	$-	$-	$7.30

		Ying Mining			Developing
Three months ended December 31, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$15,616	$-	$5,570	$-	$-	$21,186
Depreciation, amortization and depletion		(3,518)	-	(860)	-	-	(4,378)
By-products credits		(17,114)	-	(7,432)	-	-	(24,546)
Total cash cost, net of by-product credits		(5,016)	-	(2,722)	-	-	(7,738)
General & administrative		1,557	414	667	169	2,108	4,915
Amortization included in general & administrative		(107)	(72)	(73)	-	(53)	(305)
Government fees and other taxes		560	1	324	(1)	18	902
Reclamation accretion		94	9	7	2	-	112
Sustaining capital		5,734	-	911	244	17	6,906
All-in sustaining cost, net of by-product credits	A	$2,822	$352	$(886)	$414	$2,090	$4,792
Non-sustaining expenditures		1,105	-	(531)	(49)	-	525
All-in cost, net of by-product credits	B	$3,927	$352	$(1,417)	$365	$2,090	$5,317
Ounces of silver sold	C	1,322	-	196	-	-	1,518
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.13	$-	$(4.52)	$-	$-	$3.16
All-in cost per ounce of silver, net of by-product credits	B/C	$2.97	$-	$(7.23)	$-	$-	$3.50

		Ying Mining			Developing
Nine months ended December 31, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$54,812	$-	$13,901	$-	$-	$68,713
Depreciation, amortization and depletion		(13,108)	-	(2,288)	-	-	(15,396)
By-products credits		(54,332)	-	(17,313)	-	-	(71,645)
Total cash cost, net of by-product credits		(12,628)	-	(5,700)	-	-	(18,328)
General & administrative		4,450	626	1,503	710	7,127	14,416
Amortization included in general & administrative		(326)	(232)	(235)	-	(119)	(912)
Government fees and other taxes		1,595	33	530	-	36	2,194
Reclamation accretion		299	27	24	8	-	358
Sustaining capital		17,880	-	805	-	198	18,883
All-in sustaining cost, net of by-product credits	A	$11,270	$454	$(3,073)	$718	$7,242	$16,611
Non-sustaining expenditures		3,935	57	405	425	-	4,822
All-in cost, net of by-product credits	B	$15,205	$511	$(2,668)	$1,143	$7,242	$21,433
Ounces of silver sold	C	4,623	-	453	-	-	5,076
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.44	$-	$(6.78)	$-	$-	$3.27
All-in cost per ounce of silver, net of by-product credits	B/C	$3.29	$-	$(5.89)	$-	$-	$4.22

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Nine months ended December 31, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$47,454	$-	$15,359	$-	$-	$62,813
Depreciation, amortization and depletion		(10,813)	-	(2,478)	-	-	(13,291)
By-products credits		(50,275)	-	(18,730)	-	-	(69,005)
Total cash cost, net of by-product credits		(13,634)	-	(5,849)	-	-	(19,483)
General & administrative		4,182	941	1,663	457	6,715	13,958
Amortization included in general & administrative		(304)	(235)	(188)	-	(158)	(885)
Government fees and other taxes		1,843	6	550	1	33	2,433
Reclamation accretion		275	25	22	7	-	329
Sustaining capital		16,904	38	1,863	244.00	181	19,230
All-in sustaining cost, net of by-product credits	A	$9,266	$775	$(1,939)	$709	$6,771	$15,582
Non-sustaining expenditures		1,830	-	35	-	-	1,865
All-in cost, net of by-product credits	B	$11,096	$775	$(1,904)	$709	$6,771	$17,447
Ounces of silver sold	C	4,118	-	540	-	-	4,658
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.25	$-	$(3.59)	$-	$-	$3.35
All-in cost per ounce of silver, net of by-product credits	B/C	$2.69	$-	$(3.53)	$-	$-	$3.75

(c) Average Production Costs

The Company assesses average production costs as the total production costs on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production costs for the periods presented:

Three months ended December 31, 2018
		Ying Mining
		District	GC	Total
Cost of slaes		$18,598	$4,450	$23,048
Less: mineral resources tax		(1,005)	(215)	(1,220)
Production costs expensed in cost of sales	A	17,593	4,235	21,828
Metals revenue ( in thousands of US$)
Silver	B	19,075	1,585	20,660
Gold	C	1,167	-	1,167
Lead	D	14,324	2,527	16,851
Zinc	E	297	3,055	3,352
Other	F	321	-	321
	G	35,184	7,167	42,351
Metals sold
Silver (in thousands of ounces)	H	1,545	167	1,712
Gold (in thousands of ounces)	I	1.1	-	1.1
Lead (in thousands of pounds)	J	15,156	2,644	17,800
Zinc (in thousands of pounds)	K	381	3,730	4,111
Other (in thousands of pounds)	L	335	1	336
Average production cost ($/unit)
Silver	B/G*A/H	$6.17	$5.61	$6.22
Gold	C/G*A/I	$530	$-	$547
Lead	D/G*A/J	$0.47	$0.56	$0.49
Zinc	E/G*A/K	$0.39	$0.48	$0.42
Other	F/G*A/L	$0.48	$-	$0.49

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2017
		Ying Mining
		District	GC	Total
Cost of slaes		$15,616	$5,570	$21,186
Less: mineral resources tax		(970)	(285)	(1,255)
Production costs expensed in cost of sales	A	14,646	5,285	19,931
Metals revenue ( in thousands of US$)
Silver	B	17,718	2,088	19,806
Gold	C	632	-	632
Lead	D	14,045	2,378	16,423
Zinc	E	2,337	5,048	7,385
Other	F	100	6	106
	G	34,832	9,520	44,352
Metals sold
Silver (in thousands of ounces)	H	1,322	196	1,518
Gold (in thousands of ounces)	I	0.7	-	0.7
Lead (in thousands of pounds)	J	13,487	2,263	15,750
Zinc (in thousands of pounds)	K	2,006	4,399	6,405
Other (in thousands of pounds)	L	94	4,054	4,148
Average production cost ($/unit)
Silver	B/G*A/H	$5.64	$5.91	$5.86
Gold	C/G*A/I	$379.63	$-	$405.73
Lead	D/G*A/J	$0.44	$0.58	$0.47
Zinc	E/G*A/K	$0.49	$0.64	$0.52
Other	F/G*A/L	$0.45	$-	$0.01

Nine months ended December 31, 2018
		Ying Mining
		District	GC	Total
Cost of slaes		$54,812	$13,901	$68,713
Less: mineral resources tax		(3,211)	(650)	(3,861)
Production costs expensed in cost of sales	A	51,601	13,251	64,852
Metals revenue ( in thousands of US$)
Silver	B	59,565	4,357	63,922
Gold	C	2,883	-	2,883
Lead	D	46,421	6,270	52,691
Zinc	E	4,277	10,848	15,125
Other	F	751	195	946
	G	113,897	21,670	135,567
Metals sold
Silver (in thousands of ounces)	H	4,623	453	5,076
Gold (in thousands of ounces)	I	2.8	-	2.8
Lead (in thousands of pounds)	J	45,828	6,290	52,118
Zinc (in thousands of pounds)	K	4,162	11,214	15,376
Other (in thousands of pounds)	L	742	5,377	6,119
Average production cost ($/unit)
Silver	B/G*A/H	$5.84	$5.88	$6.02
Gold	C/G*A/I	$466	$-	$493
Lead	D/G*A/J	$0.46	$0.61	$0.48
Zinc	E/G*A/K	$0.47	$0.59	$0.47
Other	F/G*A/L	$0.46	$0.02	$0.07

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2017
		Ying Mining
		District	GC	Total
Cost of slaes		$47,454	$15,359	$62,813
Less: mineral resources tax		(2,950)	(733)	(3,683)
Production costs expensed in cost of sales	A	44,504	14,626	59,130
Metals revenue ( in thousands of US$)
Silver	B	56,850	5,735	62,585
Gold	C	2,448	-	2,448
Lead	D	41,728	5,948	47,676
Zinc	E	5,604	12,548	18,152
Other	F	495	234	729
	G	107,125	24,465	131,590
Metals sold
Silver (in thousands of ounces)	H	4,118	540	4,658
Gold (in thousands of ounces)	I	2.4	-	2.4
Lead (in thousands of pounds)	J	42,531	6,066	48,597
Zinc (in thousands of pounds)	K	5,030	11,954	16,984
Other (in thousands of pounds)	L	524	16,190	16,714
Average production cost ($/unit)
Silver	B/G*A/H	$5.74	$6.35	$6.04
Gold	C/G*A/I	$424	$-	$458
Lead	D/G*A/J	$0.41	$0.59	$0.44
Zinc	E/G*A/K	$0.46	$0.63	$0.48
Other	F/G*A/L	$0.39	$0.01	$0.02

(d)	Production Costs per Tonne

Three months ended December 31, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$18,598	4,450	$-	$23,048
Less: mineral resources tax		(1,005)	(215)		(1,220)
Less: stockpile and concentrate inventory - Beginning		(5,748)	(600)	(815)	(7,163)
Add: stockpile and concentrate inventory - Ending		6,033	1,358	814	8,205
Adjustment for foreign exchange movement		117	46	1	164
Total production costs		$17,995	$5,039	$-	$23,034
Non-cash mining costs	A	4,045	709	-	4,754
Non-cash milling costs	B	323	165	-	488
Total non-cash production costs		$4,368	$874	$-	$5,242
Cash mining costs	C	10,978	2,943	-	13,921
Shipping costs	D	712	-	-	712
Cash milling costs	E	1,937	1,222	-	3,159
Total cash production costs		$13,627	$4,165	$-	$17,792
Ore mined ('000s)	F	174.152	86.126	-	260.278
Ore shipped ('000s)	G	166.643	86.126	-	252.769
Ore milled ('000s)	H	184.684	86.792	-	271.475
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	23.23	8.23	-	18.27
Non-cash milling costs ($/tonne)	J=B/H	1.75	1.90	-	1.80
Non-cash production costs ($/tonne)	K=I+J	$24.98	$10.13	$-	$20.07
Cash mining costs ($/tonne)	L=C/F	63.04	34.17	-	53.49
Shipping costs ($/tonne)	M=D/G	4.27	-	-	2.82
Cash milling costs ($/tonne)	N=E/H	10.49	14.08	-	11.64
Cash production costs ($/tonne)	0=L+M+N	$77.80	$48.25	$-	$67.95
Total production costs ($/tonne)	P=K+O	$102.78	$58.38	$-	$88.02

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$15,616	$5,570	$-	$21,186
Less: mineral resources tax		(970)	(285)	-	(1,255)
Less: stockpile and concentrate inventory - Beginning		(4,971)	(235)	(842)	(6,048)
Add: stockpile and concentrate inventory - Ending		8,223	109	861	9,193
Adjustment for foreign exchange movement		(210)	(10)	(19)	(239)
Total production costs		$17,688	$5,149	$-	$22,837
Non-cash mining costs	A	3,900	653	-	4,553
Non-cash milling costs	B	340	209	-	549
Total non-cash production costs		$4,240	$862	$-	$5,102
Cash mining costs	C	11,116	3,039	-	14,155
Shipping costs	D	684	-	-	684
Cash milling costs	E	1,648	1,247	-	2,895
Total cash production costs		$13,448	$4,286	$-	$17,734
Ore mined ('000s)	F	166.619	85.665	-	252.284
Ore shipped ('000s)	G	168.908	85.665	-	254.573
Ore milled ('000s)	H	167.543	88.494	-	256
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	23.41	7.62	-	18.05
Non-cash milling costs ($/tonne)	J=B/H	2.03	2.36	-	2.14
Non-cash production costs ($/tonne)	K=I+J	$25.44	$9.98	$-	$20.19
Cash mining costs ($/tonne)	L=C/F	66.71	35.48	-	56.11
Shipping costs ($/tonne)	M=D/G	4.05	-	-	2.69
Cash milling costs ($/tonne)	N=E/H	9.84	14.09	-	11.31
Cash production costs ($/tonne)	0=L+M+N	$80.60	$49.57	$-	$70.11
Total production costs ($/tonne)	P=K+O	$106.04	$59.55	$-	$90.30

Nine months ended December 31, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$54,812	$13,901	$-	$68,713
Less: mineral resources tax		(3,211)	(650)	-	(3,861)
Less: stockpile and concentrate inventory - Beginning		(5,353)	(340)	(891)	(6,584)
Add: stockpile and concentrate inventory - Ending		6,033	1,358	814	8,205
Adjustment for foreign exchange movement		467	58	77	602
Total production costs		$52,748	$14,327	$-	$67,075
Non-cash mining costs	A	12,261	1,880	-	14,141
Non-cash milling costs	B	1,014	588	-	1,602
Total non-cash production costs		$13,275	$2,468	$-	$15,743
Cash mining costs	C	32,225	8,680	-	40,905
Shipping costs	D	2,129	-	-	2,129
Cash milling costs	E	5,119	3,179	-	8,298
Total cash production costs		$39,473	$11,859	$-	$51,332
Ore mined ('000s)	F	511.545	233.850	-	745.395
Ore shipped ('000s)	G	497.341	233.850	-	731.191
Ore milled ('000s)	H	512.813	236.131	-	748.944
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	23.97	8.04	-	18.97
Non-cash milling costs ($/tonne)	J=B/H	1.98	2.49	-	2.14
Non-cash production costs ($/tonne)	K=I+J	$25.95	$10.53	$-	$21.11
Cash mining costs ($/tonne)	L=C/F	63.00	37.12	-	54.88
Shipping costs ($/tonne)	M=D/G	4.28	-	-	2.91
Cash milling costs ($/tonne)	N=E/H	9.98	13.46	-	11.08
Cash production costs ($/tonne)	0=L+M+N	$77.26	$50.58	$-	$68.87
Total production costs ($/tonne)	P=K+O	$103.21	$61.11	$-	$89.98

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$47,454	$15,359	$-	$62,813
Less: mineral resources tax		(2,950)	(733)	-	(3,683)
Less: stockpile and concentrate inventory - Beginning		(3,514)	(1,358)	(805)	(5,677)
Add: stockpile and concentrate inventory - Ending		8,223	109	861	9,193
Adjustment for foreign exchange movement		(373)	(25)	(56)	(454)
Total production costs		$48,840	$13,352	$-	$62,192
Non-cash mining costs	A	11,144	1,686	-	12,830
Non-cash milling costs	B	1,014	623	-	1,637
Total non-cash production costs		$12,158	$2,309	$-	$14,467
Cash mining costs	C	30,244	7,859	-	38,103
Shipping costs	D	1,981	-	-	1,981
Cash milling costs	E	4,457	3,184	-	7,641
Total cash production costs		$36,682	$11,043	$-	$47,725
Ore mined ('000s)	F	500.321	216.341	-	716.662
Ore shipped ('000s)	G	504.387	216.341	-	720.728
Ore milled ('000s)	H	506.448	218.086	-	724.534
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	22.27	7.79	-	17.90
Non-cash milling costs ($/tonne)	J=B/H	2.00	2.86	-	2.26
Non-cash production costs ($/tonne)	K=I+J	$24.27	$10.65	$-	$20.16
Cash mining costs ($/tonne)	L=C/F	60.45	36.33	-	53.17
Shipping costs ($/tonne)	M=D/G	3.93	-	-	2.75
Cash milling costs ($/tonne)	N=E/H	8.80	14.60	-	10.55
Cash production costs ($/tonne)	0=L+M+N	$73.18	$50.93	$-	$66.47
Total production costs ($/tonne)	P=K+O	$97.45	$61.58	$-	$86.63

12. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended December 31, 2018, as well as the audited consolidated financial statements for the year ended March 31, 2018.

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators (“NI 43-101”). There are numerous assumptions including:

  Future production estimates – which include proven and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditures and rehabilitation obligations.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the costs of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

13. New Accounting Standards

(a) Adoption of new accounting standards

IFRS 9 (2014) – Financial Instruments (amended 2014)

On April 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 – Financial Instruments, the final version issued in 2014 by IASB (“IFRS 9 (2014)”). As the Company has applied IFRS 9 (2010) effective April 1, 2011, the adoption of IFRS 9 (2014) has no impact on the classification or the carrying value of the Company’s financial instruments. IFRS 9 (2014) introduced a single expected credit loss impairment model for the financial assets measured at amortized cost and for debt instrument at fair value through other comprehensive income, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements. IFRS 9 (2014) changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. As the Company does not apply hedge accounting, the adoption of IFRS 9 (2014) with regards to hedge accounting did not impact the Company or its accounting policies.

IFRS 15 – Revenue from contracts with customers

The Company adopted IFRS 15 – Revenue from contracts with customers (IFRS 15), using the modified retrospective approach, on April 1, 2018, and the adoption of IFRS 15 has no cumulative impact on its opening retained earnings as at April 1, 2018. IFRS 15 introduces a revenue recognition model under which an entity recognizes revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also introduces the concept of performance obligations that are

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

defined as “distinct” promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligation on a relative standalone selling price basis. The Company reviewed its revenue streams and underlying contracts with customers and determined that the adoption of IFRS 15 has no impact on the Company’s financial statements.

Other narrow scope amendments

The Company adopted IFRIC interpretation 22 – Foreign currency transactions and advance consideration, and narrow scope amendments to IFRS 2 – Share-based payment, which did not have a material impact on the Company’s financial statements.

(b) Accounting standards not yet effective

IFRS 16 – Lease

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace Leases (“IAS 17”) and Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company anticipates that the application of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months on the Consolidated Statements of Financial Position on April 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these rights of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows on the Consolidated Statements of Cash Flows. The Company is currently identifying and collecting data relating to existing lease agreements during Fiscal 2019.

14. Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s website www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2018.

15. Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 169,693,640 common shares with a recorded value of $231.0 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
30,000	5.58	2/24/2020
143,000	4.34	9/18/2019
840,000	3.63	1/18/2020
1,130,000	3.40	8/24/2021
1,010,000	3.36	10/2/2020
1,032,500	3.23	3/12/2021
685,000	2.98	1/21/2019
218,568	1.75	5/29/2019
336,000	1.76	10/14/2019
1,254,260	1.43	6/2/2020
6,679,328

16. Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2018. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts its operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;

(ii)	discharge of pollutants or hazardous chemicals;

(iii)	industrial accidents;

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iv)	failure of processing and mining equipment;

(v)	labour disputes;

(vi)	supply problems and delays;

(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)	encountering unanticipated ground or water conditions;

(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;

(x)	periodic interruptions due to inclement or hazardous weather conditions;

(xi)	equipment breakdown;

(xii)	other unanticipated difficulties or interruptions in development, construction or production; and

(xiii)	other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

17. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate, to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2018, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

18. Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19. Directors and Officers

As at the date of this report, the Company’s directors and officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary

David Kong, Director	Lon Shaver, Vice President

Marina A. Katusa, Director

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine ; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 38